January 14, 2009

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:

Esperanza Silver Corporation

File No. 001-50824

Dear Sir:

In regards to your letter dated December 31, 2008 in response to Esperanza Silver Corporation’s 20-F Annual Report for the year ended December 31, 2007, I acknowledge on behalf of Esperanza Silver Corporation:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  David Miles

David Miles, CFO

Esperanza Silver Corporation

Suite 300, 570 Granville Street, Vancouver, British Columbia, V6C 3P1    Telephone:  (604) 685-2242   Fax:   (604) 688-1157